Exhibit 99.3

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (this “Amendment”) made and entered into this 11th day of February, 2013 and effective May 1, 2013, to that certain Lease agreement, dated the 3rd Day of August, 2007 (the “Lease”), by and between FLEETMATICS USA, INC. now Fleetmatics USA, LLC (herein referred to as “Lessee”) and US CARWASH INC. (herein referred to as “Lessor”).

W I T N E S S E T H

WHEREAS, Lessor and Lessee entered into that certain Lease agreement (“the Lease”) for certain premises in the office building located at 5501 Seventy-Seven Center Drive, Suite #300 in Charlotte, North Carolina 28217 to which reference is here made for all purposes; and

WHEREAS, Lessor and Lessee desire to extend the term of the Lease and to amend certain terms and conditions of the Lease and evidence their agreements and other matters by means of this Amendment; and

WHEREAS, Lessee has agreed to extend its Lease for an additional five (5) years beginning May 1, 2013 in exchange for certain concessions made to Lessee by Lessor.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Lease is hereby amended and the parties hereto do hereby agree as follows:

1.	Five Year Extension: The Term of Lease shall be extended for an additional five (5) years beginning May 1, 2013 and expiring April 30, 2018. The monthly base rental payment shall be $9,666.67 per month throughout the five year term.

2.	Renewal Option: The Lessee shall have one five year option to renew the lease per the terms of paragraph 3. RENEWAL OPTION, of the Lease.

3.	Lessor’s Work: Lessor shall cause the following improvements to be made to the Lessee’s space and building premises at Lessor’s cost. The improvements shall be completed prior to May 1, 2013, or at a later time if requested by Lessee. The Lessor shall use its best efforts not to disrupt the Lessee’s business and shall perform this work after hours, holidays and weekends. The work is described as follows, and is solely at Lessor’s expense:

1.

Remove the existing carpet and re-carpet the entire office space. The Lessor will present carpet samples to the Lessee for approval, and the approved carpet by the Lessee shall be used to replace the existing carpet. The carpet replacement will be coordinated with the Lessee’s removal and update of furniture. Lessor will complete the carpet replacement upon Lessee’s time frame estimated to be Memorial Day weekend (Friday night, May 24th through Monday May 27th).

2.	Remove the North wall adjacent to the kitchen to expand the kitchen area.

3.	Re-tile the kitchen floor and repair the ceiling if necessary.

4.	Place a new electrical plug for a second refrigerator adjacent to the existing refrigerator in the kitchen area. Lessor shall also supply the second refrigerator.

5.	Add a dishwasher supplied by Lessor to the right of the sink in the kitchen.

6.	Remove the three foot wall north of the back door.

7.	Paint all the interior walls in the office space. The Lessor will present color samples to the Lessee for approval, and the approved color by the Lessee shall be the one used to paint the interior walls.

8.	Provide two new metal picnic tables to replace the wooden picnic table.

9.	Fix the pooling of water on the concrete ramp at the back of the building. A solution may be to “Mud Jack” the two, four by five concrete sections to eliminate the pooling of water when it rains.

10.	Add an additional interior window to the office space closest to the conference room.

EXCEPT AS expressly amended and modified hereby, the Lease shall otherwise remain in full force and effect, and the parties hereto, do hereby ratify and reaffirm the Lease. To the extent any inconsistency should exist between the Lease and this First Amendment, the terms of this First Amendment shall control.

IN WITNESS WHEREOF, the undersigned parties have duly executed this First Amendment to Lease of the day and year first above written.

Agreed and Accepted: Fleetmatics USA, LLC

LESSEE:		LESSOR:

FLEETMATICS USA, LLC		US CARWASH, INC.

By:	/s/	By:	/s/
	Al Vasile		Robert J. Sweeney, Jr.

Witness:	/s/	Witness:	/s/

Date:	2/11/13	Date:	2/11/13

Witness:	/s/	Witness:	/s/

Date:	2/11/13	Date:	2/11/13

2